
February 3, 2021

Aaron Johnson
Chief Executive Officer
Spotlight Capital Holdings, Inc
3723 San Gabriel River Pkwy, Suite A
Pico Rivera, CA 90660

      Re: Spotlight Capital Holdings, Inc
          Amendment No. 2 to Offering Statement on Form 1-A
          Filed January 25, 2021
          File No. 024-11366

Dear Mr. Johnson:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 14, 2021 letter.

Amendment No. 2 to Offering Statement on Form 1-A

Statements Of Stockholders' Equity
For the Quarter ended September 30, 2020 and the Years Ended December 31, 2019 and 2018, page 48

1.   We note that you have included most of the financial information required by Part F/S of Form 1-A in response to Comment 2. Please amend the Statements of Stockholders' Equity table on page 48 to include the relevant balances as of September 30, 2019. See Part F/S (b)(5)(i) of Regulation S-K.

Please contact Taylor Beech at 202-551-4515 or Katherine Bagley at 202-551-2545 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Chadrick Henderson, Esq.